Blyth, Inc.
One East Weaver Street
Greenwich, CT 06831

Via EDGAR

February 9, 2011

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:         Blyth, Inc.
Form 10-K for the Year Ended January 31, 2010
Forms 10-Q for the Periods Ended April 30, 2010, July 31, 2010 and October 31, 2010
File No. 1-13026

Dear Mr. Decker:

We submit the following in response to your comment letter dated January 20, 2011 to Mr. Robert H. Barghaus, Chief Financial Officer of Blyth, Inc. (the “Company”), relating to the above documents filed with the Securities and Exchange Commission.

For ease of reference, we have repeated your comments in bold immediately preceding our responses.

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future fillings.

With respect to those comments that request additional disclosure or other revisions to be made, we have provided in our response what those revisions will look like, and for ease of reference, where we have revised prior disclosure we have indicated revisions with italicized text.

2.
Your “Company Data” within Edgar does not reflect your current fiscal year end of January 31st.  It currently shows a fiscal year end of May 10th. Please revise your information within Edgar accordingly.

On January 25, 2011 we filed Form COUPDAT with the Securities and Exchange Commission, and our correct current fiscal year end (January 31st) is reflected in EDGAR.

3.	In the interest of providing readers with a better insight into management’s judgments in accounting for long lived assets, including property and equipment, please also disclose the following:

•	How you group long-lived assets for impairment and your basis for that determination; and
•	For any asset groups that have carrying values that are not substantially in excess of fair value, please disclose their carrying values and convey to readers how close those values are to fair value.

We review long-lived assets for impairment at the lowest level for which identifiable cash flows are independent from cash flows from other assets and liabilities. We first complete this analysis at the individual asset level when the asset has its own discrete cash flows. Assets with carrying or book values that are greater than the undiscounted cash flows associated with the asset are considered to be potentially impaired. Assets that generate identifiable cash flows as part of a larger asset group (and do not have their own discrete cash flow, e.g., product line) are reviewed by aggregating the assets into a group where identifiable cash flows independent from other cash flows can be determined. The grouping of these assets is generally at a level below the business unit level and would compare the carrying value of the asset group with their corresponding aggregated identifiable undiscounted cash flows. Asset groups with carrying values that are greater than their undiscounted cash flows are considered potentially impaired and further analysis is then performed to determine if these carrying values exceeds fair value.
We review long-lived assets for impairment whenever changes in events or circumstances indicate an impairment may have occurred. During our most recent review for indicators of impairment in January 2010, we noted no impairment indicators were present. In addition, we noted no significant assets, or asset groups, for which we believe identifiable cash flows on an undiscounted basis were not substantially in excess of the carrying value. The basis for the analysis utilizes our annual budget process which includes a detailed budget for the upcoming fiscal year and longer term forecasts.
As a result of your inquiry we have made the following changes to our disclosure as it relates to impairment of long-lived assets in our “Critical Accounting Policies” section within our Form 10-K:

Restructuring and impairment charges on long-lived assets

In response to changing market conditions and competition, our management regularly updates our business model and market strategies, including the evaluation of facilities, personnel and products.  Future adverse changes in economic and market conditions could result in additional organizational changes and possibly additional restructuring and impairment charges. Historically, we have reviewed long-lived assets, including property, plant and equipment and other intangibles with definite lives for impairment ~~annually or~~ whenever events or changes in circumstances indicated that the carrying amount of such an asset might not be recoverable.  Management determines whether there has been an impairment on long-lived assets held for use in the business by comparing anticipated undiscounted future cash flow from the use and eventual disposition of the asset or asset group to the carrying value of the asset.  The amount of any resulting impairment is calculated by comparing the carrying value to the fair value.  Long-lived assets that meet the definition of held for sale are valued at the lower of carrying amount or net realizable value.  Assets or asset groups are determined at the lowest level possible for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For assets whose aggregate undiscounted cash flows are less than its carrying value, the assets are considered potentially impaired and actual impairments, if any, would be determined to the extent the assets carrying value exceeds its aggregate fair values.

4.
You disclose that other than the actions taken to remediate the material weakness noted below, there was no change in your internal control over financial reporting during your last fiscal year that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please revise you disclosure to state, without using qualifying language such as “other than,” whether there were or were not changes in your internal control over financial reporting during your last fiscal quarter (the fourth fiscal quarter in the case of the annual report) that have materially affected or are reasonably likely to affect your internal control over financial reporting. See Item 308(c) of Regulation S-K.

We will in future filings revise our disclosure to state, without using qualifying language such as “other than,” whether there were or were not changes in our internal control over financial reporting during our last fiscal quarter (the fourth quarter in the case of an annual report).

In quarters where there were changes to our internal control over financial reporting our disclosure will state: “We have made changes to our internal controls over financial reporting during the applicable quarter of the fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting,” which will be followed by a discussion of those changes.

                                                              * * * * * * * * * * * * * * * * * *

Blyth, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                               Sincerely,

                               Robert H. Barghaus
                               Chief Financial Officer